UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ALLOS THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

019777101

(CUSIP Number)

Scott A. Arenare, Esq.

Managing Director and General Counsel

Warburg Pincus LLC

466 Lexington Avenue

New York, New York 10017

(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Steven J. Gartner, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019-6099

(212) 728-8000

May 29, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 019777101

1.	Names of Reporting Persons Warburg Pincus Private Equity VIII, L.P.	I.R.S. #13-4161869

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 26,124,430

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 26,124,430

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,124,430

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 019777101

1.	Names of Reporting Persons Warburg Pincus & Co.	I.R.S. #13-6358475

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 26,124,430

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 26,124,430

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,124,430

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 019777101

1.	Names of Reporting Persons Warburg Pincus LLC	I.R.S. #13-3536050

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 26,124,430

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 26,124,430

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,124,430

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.5%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 019777101

1.	Names of Reporting Persons Warburg Pincus Partners, LLC	I.R.S. #13-4069737

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 26,124,430

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 26,124,430

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,124,430

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.5%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 019777101

1.	Names of Reporting Persons Charles R. Kaye

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 26,124,430

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 26,124,430

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,124,430

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.5%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 019777101

1.	Names of Reporting Persons Joseph P. Landy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 26,124,430

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 26,124,430

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,124,430

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.5%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 to the Schedule 13D (this “Amendment”) amends the Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission on March 8, 2005, on behalf of Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership (“WP VIII”), Warburg Pincus LLC, a New York limited liability company (“WP LLC”), Warburg Pincus & Co., a New York general partnership (“WP”), Warburg Pincus Partners, LLC, a New York limited liability company (“WP Partners”), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Co-President and Managing Member of WP LLC.  Messrs. Kaye and Landy, together with WP VIII, WP LLC, WP and WP Partners are hereinafter referred to as the “Warburg Pincus Reporting Persons”).  The holdings of the Warburg Pincus Reporting Persons indicated in this Amendment include the holdings of Warburg Pincus Netherlands Private Equity VIII C.V. I, a company originated under the laws of the Netherlands (“WPNPE  VIII  I”) and WP-WPVIII Investors L.P., a Delaware limited partnership (“WP-WPVIIII”, and together with WP VIII and WPNPE VIII I, the “Investors”), which shares the Warburg Pincus Reporting Persons may be deemed to beneficially own.  WP, WP LLC and the Investors are referred to in this Amendment as the “Group Members.”

The Group Members are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Capitalized terms used herein which are not defined herein have the meanings ascribed to them in the Original Schedule 13D.  References herein to the “Common Stock” are to shares of common stock, par value $0.001 per share, of Allos Therapeutics, Inc., a Delaware corporation (the

“Company”).  Each Group Member disclaims beneficial ownership of all shares of Common Stock other than those reported herein as being owned by it.

Item 2.         Identity and Background

Item 2 of the Original Schedule 13D is hereby amended by replacing it in its entirety with the following:

(a)           This statement is filed by the Warburg Pincus Reporting Persons.  The Warburg Pincus Reporting Persons may be deemed to be a group within the meaning of Rule 13d-5.  WP Partners is the sole general partner of WP VIII.  WP is the sole managing member of WP Partners.  WP LLC manages each Investor.  The general partners of WP and the members and managing directors of WP LLC, and their respective business addresses and principal occupations, are set forth on Schedule I hereto.

(b)           The address of the principal business and principal office of each of the Warburg Pincus Reporting Persons is 466 Lexington Avenue, New York, New York 10017.

The principal business of each Investor is that of making private equity and related investments.  The principal business of WP Partners is acting as general partner of each of the Investors and certain other private equity funds.  The principal business of WP is acting as the sole managing member of WP Partners and acting as general partner to certain other private equity funds.  The principal business of WP LLC is acting as manager of each of the Investors and certain other private equity funds.

(c)           None of the Warburg Pincus Reporting Persons, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)                                 None of the Warburg Pincus Reporting Persons, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraphs (a) and (d) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)                                  Except as otherwise indicated above or on Schedule I hereto, each of  the individuals referred to in paragraphs (a) and (d) above is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On May 29, 2008, in connection with the closing of an underwritten public offering (the “Offering”) of shares of Common Stock by the Company, WP VIII purchased 3,500,000 shares of Common Stock at the public offering price of $5.64 per share for an aggregate purchase price of $19,740,000.  The total amount of funds required to purchase the shares of Common Stock were furnished from the working capital of the Warburg Pincus Reporting Persons.  No additional funds were required to purchase the Common Stock reported on this Amendment.

Item 4.	Purpose of Transaction
Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The purchase of the shares of Common Stock as described herein was effected because of the Warburg Pincus Reporting Persons’ belief that the Company represents an attractive investment based on the Company’s business prospects and strategy.  Depending on prevailing market, economic and other conditions, the Warburg Pincus Reporting Persons may from time to time acquire additional shares of the Company or engage in discussions with the Company concerning future acquisitions of shares of capital stock of the Company or further investments by them in the Company.  The Warburg Pincus Reporting Persons intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of shares of the Company’s capital stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Warburg Pincus Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Company.

Item 5.	Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a)                                  As of May 29, 2008, by reason of their respective relationships with the Investors and each other, each of the Warburg Pincus Reporting Persons may be deemed under Rule 13d-3 under the Exchange Act to beneficially own 26,124,430 shares of Common Stock, which is approximately 32.5% of the outstanding Common Stock, which percentage is based on 80,495,978 shares of Common Stock which were outstanding as of May 29, 2008 after giving effect to the 12,420,000 shares of Common Stock issued by the Company in the Offering, which includes 1,620,000 shares of Common Stock purchased by the underwriters to cover overallotments, as reported in the

Company’s prospectus filed with the Securities and Exchange Commission on May 23, 2008.

The Group Members are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act.  Each Group Member disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

(b)           Each of the Investors shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 26,124,430 shares of Common Stock it may be deemed to beneficially own as of the Closing Date.  Each of the Warburg Pincus Reporting Persons shares with the Investors the power to vote or to direct the vote and to dispose or to direct the disposition of the 26,124,430 shares of Common Stock it may be deemed to beneficially own as of the Closing Date.

(c)           Other than as described herein, no transactions in securities of the Company were effected during the last 60 days by the Warburg Pincus Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

In connection with the Offering, WP VIII entered into an agreement (the “Lock Up Agreement”) with Merrill Lynch & Co. (“Merrill Lynch”), as the representative of the several underwriters, pursuant to which WP VIII agreed, subject to certain exceptions, that it would not, without the prior written consent of Merrill Lynch, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of Common Stock or any securities convertible into or exchangeable or exercisable for shares of Common Stock, whether owned or thereafter acquired by WP VIII or with respect to which WP VIII has or acquires the power to dispose, or file, or cause to be filed, any registration statement under the Securities Act of 1933, as amended, or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of such securities, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise.  The Lock Up Agreement is effective for a period commencing on the date of execution of the purchase agreement (the “Purchase Agreement”), dated May 22, 2008, between the Company and Merrill Lynch, as the representative of the several underwriters, which was entered into in connection with the Offering, and continuing through the date that is 90 days after the date of the Purchase Agreement, which time period is subject to extension in the circumstances described in the Lock Up Agreement.  The foregoing summary of the Lock Up Agreement is qualified in its entirety by reference to the Lock Up Agreement which is attached hereto as Exhibit 99.2.

Item 7.	Material to be Filed as Exhibits

99.1.                      Joint Filing Agreement.

99.2.                      Lock Up Agreement, dated May 16, 2008, by and between Warburg Pincus Private Equity VIII, L.P. and Merrill Lynch & Co., as the representative of the several underwriters.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2008	WARBURG PINCUS PRIVATE EQUITY VIII, L.P.

	By:	Warburg Pincus Partners, LLC, its General Partner

	By:	Warburg Pincus & Co., its Managing Member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: May 30, 2008	WARBURG PINCUS & CO.

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: May 30, 2008	WARBURG PINCUS LLC

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director

Dated: May 30, 2008	WARBURG PINCUS PARTNERS, LLC

	By:	Warburg Pincus & Co., its Managing
Member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: May 30, 2008

	By:	/s/ Scott A. Arenare
Name: Charles R. Kaye
By: Scott A. Arenare, Attorney-in- Fact*

Dated: May 30, 2008

	By:	/s/ Scott A. Arenare
Name: Joseph P. Landy
By: Scott A. Arenare, Attorney-in- Fact**

*Power of Attorney given by Mr. Kaye was previously filed with the SEC on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

**Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

SCHEDULE I

Set forth below is the name, position and present principal occupation of each of the general partners of Warburg Pincus & Co. (“WP”) and members of Warburg Pincus LLC (including its subsidiaries, “WP LLC”).  Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York  10017, and each of such persons is a citizen of the United States.

GENERAL PARTNERS OF WP

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP, AND POSITIONS WITH THE REPORTING ENTITIES
Joel Ackerman	Partner of WP; Member and Managing Director of WP LLC
Scott A. Arenare	Partner of WP; Member and Managing Director of WP LLC
David Barr	Partner of WP; Member and Managing Director of WP LLC
Sean D. Carney	Partner of WP; Member and Managing Director of WP LLC
Mark Colodny	Partner of WP; Member and Managing Director of WP LLC
David A. Coulter	Partner of WP; Member and Managing Director of WP LLC
Timothy J. Curt	Partner of WP; Member and Managing Director of WP LLC
W. Bowman Cutter	Partner of WP; Member and Managing Director of WP LLC
Cary J. Davis	Partner of WP; Member and Managing Director of WP LLC
Steven Glenn	Partner of WP; Member and Managing Director of WP LLC
Michael Graff	Partner of WP; Member and Managing Director of WP LLC
Patrick T. Hackett	Partner of WP; Member and Managing Director of WP LLC
E. Davisson Hardman	Partner of WP; Member and Managing Director of WP LLC
Jeffrey A. Harris	Partner of WP; Member and Managing Director of WP LLC
Stewart J. Hen	Partner of WP; Member and Managing Director of WP LLC
William H. Janeway	Partner of WP; Member and Senior Advisor of WP LLC
Chansoo Joung	Partner of WP; Member and Managing Director of WP LLC
Peter R. Kagan	Partner of WP; Member and Managing Director of WP LLC
Charles R. Kaye	Managing General Partner of WP; Managing Member and Co-President of WP LLC
Henry Kressel	Partner of WP; Member and Managing Director of WP LLC
David Krieger	Partner of WP; Member and Managing Director of WP LLC
Kevin Kruse	Partner of WP; Member and Managing Director of WP LLC
Joseph P. Landy	Managing General Partner of WP; Managing Member and Co-President of WP LLC
Kewsong Lee	Partner of WP; Member and Managing Director of WP LLC
Jonathan S. Leff	Partner of WP; Member and Managing Director of WP LLC
Philip Mintz	Partner of WP; Member and Managing Director of WP LLC
James Neary	Partner of WP; Member and Managing Director of WP LLC
Bilge Ogut	Partner of WP; Member and Managing Director of WP LLC
Dalip Pathak	Partner of WP; Member and Managing Director of WP LLC
Michael F. Profenius	Partner of WP; Member and Managing Director of WP LLC
Justin Sadrian	Partner of WP; Member and Managing Director of WP LLC
Henry B. Schacht	Partner of WP; Member and Senior Advisor of WP LLC
Steven G. Schneider	Partner of WP; Member and Managing Director of WP LLC
Patrick Severson	Partner of WP; Member and Managing Director of WP LLC
John Shearburn	Partner of WP; Member and Managing Director of WP LLC
Barry Taylor	Partner of WP; Member and Managing Director of WP LLC
Christopher H. Turner	Partner of WP; Member and Managing Director of WP LLC
John L. Vogelstein	Partner of WP; Member and Senior Advisor of WP LLC
Elizabeth H. Weatherman	Partner of WP; Member and Managing Director of WP LLC
Rosanne Zimmerman	Partner of WP; Member and Managing Director of WP LLC
Pincus & Company LLC*
WP & Co. Partners, L.P.**
Warburg Pincus Principal Partnership, L.P.***

Warburg Pincus Real Estate Principal Partnership, L.P.***
Warburg Pincus 2006 Limited Partnership***
Warburg Pincus 2007 Limited Partnership***

*                                         New York limited liability company; primary activity is ownership interest in WP and WP LLC

**                                  New York limited partnership; primary activity is ownership interest in WP

***                           Delaware limited partnership; primary activity is ownership interest in WP

MEMBERS OF WP LLC

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP LLC, AND POSITIONS WITH THE REPORTING ENTITIES
Joel Ackerman	Member and Managing Director of WP LLC; Partner of WP
Scott A. Arenare	Member and Managing Director of WP LLC; Partner of WP
Pedro Aznar (1)	Member and Managing Director of WP LLC
David Barr	Member and Managing Director of WP LLC; Partner of WP
Sean D. Carney	Member and Managing Director of WP LLC; Partner of WP
Julian Cheng (2)	Member and Managing Director of WP LLC
Stephen John Coates (3)	Member and Managing Director of WP LLC
Mark Colodny	Member and Managing Director of WP LLC; Partner of WP
David A. Coulter	Member and Managing Director of WP LLC; Partner of WP
Timothy J. Curt	Member and Managing Director of WP LLC; Partner of WP
W. Bowman Cutter	Member and Managing Director of WP LLC; Partner of WP
Cary J. Davis	Member and Managing Director of WP LLC; Partner of WP
Rajiv Ghatalia (2)	Member and Managing Director of WP LLC
Steven Glenn	Member and Managing Director of WP LLC; Partner of WP
Michael Graff	Member and Managing Director of WP LLC; Partner of WP
Patrick T. Hackett	Member and Managing Director of WP LLC; Partner of WP
E. Davisson Hardman	Member and Managing Director of WP LLC; Partner of WP
Jeffrey A. Harris	Member and Managing Director of WP LLC; Partner of WP
Stewart J. Hen	Member and Managing Director of WP LLC; Partner of WP
William H. Janeway	Member and Senior Advisor of WP LLC; Partner of WP
Chansoo Joung	Member and Managing Director of WP LLC; Partner of WP
Peter R. Kagan	Member and Managing Director of WP LLC; Partner of WP
Charles R. Kaye	Managing Member and Co-President of WP LLC; Managing General Partner of WP
Rajesh Khanna (4)	Member and Managing Director of WP LLC
Henry Kressel	Member and Managing Director of WP LLC; Partner of WP
David Krieger	Member and Managing Director of WP LLC; Partner of WP
Kevin Kruse	Member and Managing Director of WP LLC; Partner of WP
Joseph P. Landy	Managing Member and Co-President of WP LLC; Managing General Partner of WP
Kewsong Lee	Member and Managing Director of WP LLC; Partner of WP
Jonathan S. Leff	Member and Managing Director of WP LLC; Partner of WP
David Li (2)	Member and Managing Director of WP LLC
Niten Malhan (4)	Member and Managing Director of WP LLC
Philip Mintz	Member and Managing Director of WP LLC; Partner of WP
Luca Molinari (5)	Member and Managing Director of WP LLC
James Neary	Member and Managing Director of WP LLC; Partner of WP
Bilge Ogut	Member and Managing Director of WP LLC; Partner of WP
Dalip Pathak	Member and Managing Director of WP LLC; Partner of WP
Michael F. Profenius	Member and Managing Director of WP LLC; Partner of WP
Leo Puri (4)	Member and Managing Director of WP LLC
Justin Sadrian	Member and Managing Director of WP LLC; Partner of WP
Henry B. Schacht	Member and Senior Advisor of WP LLC; Partner of WP
Steven G. Schneider	Member and Managing Director of WP LLC; Partner of WP
Joseph C. Schull (6)	Member and Managing Director of WP LLC
Patrick Severson	Member and Managing Director of WP LLC; Partner of WP
John Shearburn	Member and Managing Director of WP LLC; Partner of WP
Chang Q. Sun (2)	Member and Managing Director of WP LLC
Barry Taylor	Member and Managing Director of WP LLC; Partner of WP
Christopher H. Turner	Member and Managing Director of WP LLC; Partner of WP
Simon Turton (3)	Member and Managing Director of WP LLC
John L. Vogelstein	Member and Senior Advisor of WP LLC; Partner of WP
Elizabeth H. Weatherman	Member and Managing Director of WP LLC; Partner of WP

Peter Wilson (3)	Member and Managing Director of WP LLC
Jeremy S. Young (3)	Member and Managing Director of WP LLC
Rosanne Zimmerman	Member and Managing Director of WP LLC; Partner of WP
Pincus & Company LLC*

(1)     Citizen of Germany

(2)     Citizen of Hong Kong

(3)     Citizen of United Kingdom

(4)     Citizen of India

(5)     Citizen of Italy

(6)     Citizen of Canada

*  New York limited liability company; primary activity is ownership interest in WP and WP LLC

As of May 1, 2008

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement.

Exhibit 99.2	Lock Up Agreement, dated May 16, 2008, by and between Warburg Pincus Private Equity VIII, L.P. and Merrill Lynch & Co., as the representative of the several underwriters.